UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                                Alamos Gold Inc.
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                                (NAME OF COMPANY)

                                  Common Shares
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                         (TITLE OF CLASS OF SECURITIES)

                                   011 527 108
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                                 (CUSIP NUMBER)

                Lewis E. Walde,                          with copy to:
    Vice President, Chief Financial Officer               John Bitner
             Hecla Mining Company                    Bell Boyd & Lloyd LLC
           6500 North Mineral Drive                  70 W. Madison Street
                 Suite 200                                Suite, 3100
             Coeur d'Alene, Idaho                      Chicago, Illinois
                83815-9408                                   60602
             (208) 769-4100                              (312) 807-4306

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                January 30, 2006
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         (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

                                ----------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 011 527 108

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1.       Names of Reporting Persons. I.R.S. Identification Nos. of above persons
         (entities only). Hecla Mining Company 82-0126240
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2.       Check the Appropriate Box if a Member of a Group (See instructions)
                                                                 (a) [ ] (b) [ ]
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3.       SEC Use Only
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4.       Source of Funds (See Instructions) Not Applicable
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5.       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e) [ ]
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6.       Citizenship or Place of Organization Delaware
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Number of Shares             7.     Sole Voting Power                   -0-
Beneficially by Owned   --------------------------------------------------------
by Each Reporting            8.     Shared Voting Power                 -0-
Person With             --------------------------------------------------------
                             9.     Sole Dispositive Power              -0-
                        --------------------------------------------------------
                             10.    Shared Dispositive Power            -0-
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11.      Aggregate Amount Beneficially Owned by Each Reporting Person   -0-
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12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
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13.      Percent of Class Represented by Amount in Row (11)    -0-%
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14.      Type of Reporting Person    CO
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                                  Page 2 of 4

CUSIP No. 011 527 108

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1.       Names of Reporting Persons. I.R.S. Identification Nos. of above persons
         (entities only).
         2056672 Ontario Limited
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2.       Check the Appropriate Box if a Member of a Group (See instructions)
                                                                 (a) [ ] (b) [ ]
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3.       SEC Use Only
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4.       Source of Funds (See Instructions) Not Applicable
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e) [ ]
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6.       Citizenship or Place of Organization Ontario, Canada
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Number of Shares        7.   Sole Voting Power                          -0-
Beneficially by Owned   --------------------------------------------------------
by Each Reporting       8.   Shared Voting Power                        -0-
Person With             --------------------------------------------------------
                        9.   Sole Dispositive Power                     -0-
                        --------------------------------------------------------
                        10.  Shared Dispositive Power                   -0-
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11.      Aggregate Amount Beneficially Owned by Each Reporting Person    -0-
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)    -0-%
--------------------------------------------------------------------------------
14.      Type of Reporting Person    CO
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                                  Page 3 of 4

This constitutes Amendment No. 1 to the Statement on Schedule 13D (the "Schedule 13D"), dated January 25, 2005, with respect to the common shares of Alamos Gold Inc. ("Alamos").

Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

On January 30, 2006, Hecla Subsidiary sold all of its 7,232,000 shares of Alamos common stock to an institutional investor for cash consideration of $57.4 million.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

As a result of the transaction described in Item 4, Hecla and Hecla Subsidiary may be deemed the beneficial owner of -0- shares of Alamos common stock.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2006

Hecla

By:   /s/ Lewis E. Walde
      ----------------------------------------
      Lewis E. Walde
      Vice President - Chief Financial Officer

Hecla Subsidiary

By:   /s/ James G. Matthews
      ----------------------------------------
      James G. Matthews
      President, Secretary & Director














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